File Pursuant to Rule 424(b)(3)
Registration No. 333-150223

1st FRANKLIN FINANCIAL CORPORATION
PROSPECTUS DATED MAY 24, 2010
$58,177,861 VARIABLE RATE SUBORDINATED DEBENTURES

_________________________________________________

1st Franklin Financial Corporation is offering to sell its Variable Rate Subordinated Debentures, referred to as the “Debentures”, in varying minimum purchase amounts that we will establish each week. On each Thursday, and for each separate minimum purchase amount, we will establish an interest rate and a time period after which the interest rate will adjust, referred to as an interest adjustment period, that we expect will range from one month to four years.  The interest rate and the interest adjustment period of each Debenture are referred to as that Debenture's established features. Debentures having these established features will be offered and sold from each Thursday through the following Wednesday, and those established features will be applicable to all Debentures sold during that period.  Prior to the end of each Debenture's interest adjustment period, we will provide a holder of such Debenture with written notice of the upcoming interest rate adjustment, and the holder may elect to redeem his or her Debenture at the end of the interest adjustment period (or within the 14 day grace period after the interest adjustment date); if the holder does not so elect, the interest rate will automatically adjust to the then currently offered rate, until that Debenture’s next interest adjustment date. All other provisions, including the interest adjustment period, will remain unchanged for the entire term of each Debenture not redeemed by the holder.

We will publish the most recently determined interest rate for each balance range weekly in a newspaper of general circulation in Toccoa, Georgia, the location of the Company’s principal place of business, and on our web site at http://www.1ffc.com.  You can also obtain a list of the most recently determined interest rates by calling or visiting our executive offices in Toccoa, Georgia.  A prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC, as appropriate.

We may redeem any Debenture, upon at least 30 days' written notice, at any time before its stated maturity for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption. Holders of the Debentures may redeem their Debentures at the end of any interest adjustment period, or within the 14 day grace period thereafter, at a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.  In addition, at the request of a holder of Debentures, we may, at our option, redeem that holder's Debentures during any interest adjustment period for a redemption price equal to the principal amount plus any accrued and unpaid interest at one-half the stated interest rate on that holder's Debentures up to the date of redemption.

Each Debenture initially matures four years from its date of issue, subject to earlier redemption by a holder without penalty at the end of any interest adjustment period or within the 14 day period thereafter.  We will provide a holder of a Debenture with written notice of the upcoming maturity of his or her Debenture and a then-current prospectus relating to the Debentures and, unless such holder acts to redeem such Debenture at the maturity date or within the 14 day period after the original maturity date, such maturity date will be automatically extended for one additional four-year period, subject to the same established features and early redemption rights that existed during the initial term of the Debenture.

We are offering the Debentures without an underwriter.  We do not have to sell any minimum amount of Debentures to accept and use the proceeds of this offering.  We cannot assure you that all or any portion of the Debentures we are offering will be sold.  We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account.  Therefore, you cannot be guaranteed of the return of your investment.  The Debentures are not listed on any securities exchange and there is no public trading market for the Debentures.  We have the right to reject any subscription for Debentures, in whole or in part, for any reason.

You should read this prospectus and any applicable prospectus supplement carefully before you decide whether to invest in Debentures.

Investing in the Debentures involves risks. See "Risk Factors" beginning on page 8 for a description of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Debentures, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK.  THE DEBENTURES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

	Price to Public	Underwriting Discounts and Commissions (a)	Proceeds to Company (b)
Per Debenture	100%	None	100%
Total	$58,177,861	None	$58,177,861

(a)

The Debentures are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale.  The Debentures will be sold at face value.

(b)	Before deduction of the Company's expenses, estimated at $34,000.

The date of this prospectus is May 24, 2010

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with any different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than as of the date of this prospectus or the date the documents incorporated by reference were filed with the SEC.  We are offering to sell, and seeking offers to buy, the securities registered by this prospectus only in jurisdictions where these offers and sales are permitted.

TABLE OF CONTENTS

Prospectus Summary	4
Risk Factors	8
Ratios of Earnings to Fixed Charges	10
Use of Proceeds	10
Plan of Distribution	10
Forward-Looking Information	10
Description of the Debentures	11
Legal Matters	15
Experts	15
Where You Can Find More Information	15
Incorporation of Certain Information by Reference	16
Reports to Security Holders	16

PROSPECTUS SUMMARY

The following summary highlights some of the information from this prospectus and may not contain all of the information that may be important to you.  Before deciding whether to invest in the Debentures, you should read the entire prospectus, and the information that is incorporated by reference into the prospectus, carefully.

1st FRANKLIN FINANCIAL CORPORATION

1st Franklin Financial Corporation has been engaged in the consumer finance business since 1941, particularly in making consumer loans to individuals in relatively small amounts for short periods of time. Other lending activities include the purchase of sales finance contracts from dealers and the making of first and second mortgage loans on real estate to homeowners.  As of March 31, 2010 our business was operated through a network of 245 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We fund our loans through a combination of the issuance of short and longer-term debt securities, including our debentures and our senior demand notes, as well as with borrowings from time to time under our revolving credit facility.  Our credit facility provides for unsecured borrowings of up to $100.0 million, or a lesser amount as determined based on our then-applicable borrowing base (as defined in our credit agreement).  As of March 31, 2010, we had $100.0 million in availability under our credit facility.  This credit facility expires on September 11, 2012.

We also offer optional credit insurance coverage to our customers when making a loan.  This coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid, or they may request credit accident and health coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose credit property coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries reinsure the insurance coverage purchased by our customers and written on behalf of this non-affiliated insurance company.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK.  THE DEBENTURES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

Our principal executive office is located at 135 East Tugalo Street, Toccoa, Georgia 30577, and our phone number at that address is (706) 886-7571 or (800) 282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).

SUMMARY DESCRIPTION OF THE DEBENTURES
Securities Offered	We are offering to sell up to $58,177,861 in aggregate principal amount of Debentures.
Denominations	Minimum denominations will be established weekly by us.
Maturity

Each Debenture has an initial maturity date of four years from its date of issue, subject to earlier redemption by a holder without penalty at the end of any interest adjustment period or within the 14 day period thereafter, or by us as provided for herein. Additionally, if a Debenture is not redeemed as provided for herein, the term of the Debenture will be automatically extended for one additional four-year term, subject to the same redemption rights that existed during the initial term of the Debenture.

Extension of Maturity

The maturity of each Debenture will be automatically extended on its original terms for one additional four-year term, unless 1st Franklin or the holder acts to redeem the Debenture in accordance with the redemption provisions at the original maturity date or within the 14 day period thereafter.  During any extended maturity, a holder of a Debenture will have the same redemption rights such holder had during the original term of the Debenture.  We will send written notice and a then-current prospectus relating to the Debentures to holders not less than 30 days in advance of, and a second written notice not less than seven days prior to, a Debenture's upcoming maturity date.

Interest Rate	The interest rate is established at the time of purchase of a Debenture and compounded daily for each established amount.
Compound Interest	Debentures are offered at interest rates, set weekly, with interest compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:
	Example Nominal Rates	Effective Annual Rates
	3.00%	3.05%
	5.00	5.13
	5.50	5.65
	6.00	6.18
	6.25	6.45
	6.75	6.98
	7.00	7.25
	7.25	7.52

These are only examples of interest rates.  The actual rate of interest earned on a Debenture may differ, and may be higher or lower, depending on the rates offered and in effect at the date of purchase of the Debenture or at the date of an applicable interest rate adjustment.  Interest rates offered on Debentures are determined by us, in our discretion, from time to time.

Interest Rate Adjustment

The interest rate adjusts at the end of the interest adjustment period applicable to the specific Debenture to the then-current interest rate.  We will send a holder written notice of an upcoming interest rate adjustment, and the holder can elect to redeem his or her Debenture at such interest adjustment date or within the 14 day period thereafter or, after such date, continue to hold the Debenture and receive the then currently offered interest rate.

Interest Adjustment Period	The period of time, set when the Debenture is purchased, after which the interest rate on a specific Debenture is adjusted.
Notification of Interest Rate Adjustment

Written notice will be sent to a holder of a Debenture not less than seven days prior to the end of each applicable interest adjustment period, which notice will set forth the date of the upcoming interest rate adjustment, information regarding redemption, the approximate value of the Debenture (including all outstanding principal and any accrued but unpaid interest) and, if such Debenture is not redeemed, the interest rate which will be applicable for that Debenture after such date and until the next interest rate adjustment.

Payment of Interest	Interest is earned daily and is payable at any time promptly upon the holder’s request. A request for the payment of interest may be made in person or by telephone, fax, Internet or mail.
Notification of Upcoming Maturity

Written notice will be sent to a holder of a Debenture not less than 30 days prior to the maturity date of a particular Debenture, which notice will set forth the upcoming maturity date and information regarding renewal (if applicable) and redemption procedures.  A subsequent written notice will be sent not less than seven days prior to the maturity date and will set forth the upcoming maturity date, information regarding renewal (if applicable) and redemption procedures, the approximate maturity value of the Debenture (including all outstanding principal and any accrued but unpaid interest) and the interest rate which will be applicable on a renewal of that Debenture during the initial interest adjustment period following the upcoming maturity date and until the next interest adjustment date.

Redemption by Holder

Each Debenture may be redeemed by a holder at the end of each interest adjustment period applicable to the specific Debenture or within the 14 day period thereafter, or at maturity without penalty; redemption at any other time is at our discretion and is subject to an interest penalty.  We will send written notice to a holder not less than seven days in advance of an upcoming termination of an interest adjustment period and not less than 30 days in advance of, and again not less than seven days in advance of, an upcoming maturity date.

Redemption by 1st Franklin

1st Franklin may redeem a Debenture prior to its maturity upon 30 days' written notice to the holder for a price equal to the principal amount of the Debenture plus accrued and unpaid interest up to the date of redemption.

Indenture Trustee	The Debentures will be issued under an indenture between the Company and U.S. Bank National Association.

SUMMARY FINANCIAL INFORMATION

The tables below set forth certain summary consolidated financial data of 1st Franklin.  This information is only a summary and you should read it together with 1st Franklin’s consolidated historical financial statements and the related notes contained in our annual report on Form 10-K, our subsequent quarterly report on Form 10-Q and the other information incorporated by reference in this prospectus.  These historical results are not necessarily indicative of our results or financial condition to be expected in the future.

	Three Months Ended March 31		Year Ended December 31
	2010	2009	2009	2008	2007
	(In thousands)
Selected Income Statement Data:
Revenues	$35,361	$34,928	$139,846	$138,610	$130,297
Net Interest Income	22,162	21,779	85,655	83,484	75,669
Interest Expense	3,288	3,264	13,682	14,728	15,746
Provision for Loan Losses	5,603	7,522	29,302	25,725	21,434
Income Before Income Taxes	4,673	2,116	11,050	13,761	15,754
Net Income	4,074	1,500	8,373	10,655	12,205

	Three Months Ended March 31	Year Ended December 31
	2010	2009	2009	2008	2007
	(In thousands)
Selected Balance Sheet Data:
Net Loans	$260,569	$265,317	$279,093	$285,580	$276,655
Total Assets	387,412	373,679	396,425	389,422	402,454
Senior Debt	179,738	170,438	186,849	169,672	182,373
Subordinated Debt	71,350	78,022	74,884	86,605	91,966
Stockholders’ Equity	120,755	111,178	117,115	116,236	109,841

	As of March 31		As of December 31
	2010	2009	2009	2008	2007
Other Data:
Ratio of Earnings to Fixed Charges	2.27	1.58	1.72	1.85	1.92
Ratio of Total Liabilities To Stockholders’ Equity	2.21	2.36	2.38	2.35	2.66

RISK FACTORS

The risks described below set forth known material risks of investing in the Debentures.  You should carefully consider the risks described below, as well as the other information in the prospectus or incorporated by reference into this prospectus, in particular the risk factors related to the Company included in our annual report on Form 10-K for the year ended December 31, 2009, before deciding whether to invest in the Debentures.  If any of the situations described in any of these risks actually occur, or if any risks or uncertainties not presently known to us occurs, our business, financial condition or results of operations could be materially adversely affected.  In any of these events, you may lose part or all of your investment.

RISK FACTORS RELATING TO THE DEBENTURES

The Debentures may not be a suitable investment for you.

The Debentures may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to deciding whether to invest in Debentures.  The characteristics of the Debentures, including the maturity and interest rate, may not satisfy your investment objectives. The Debentures may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Before deciding whether to invest in Debentures, you should consider your investment allocation with respect to the amount of your contemplated investment in the Debentures in relation to your other investment holdings and the diversity of those holdings.

Because the Debentures will have no sinking fund, security, insurance or guarantee, you may lose all or part of your investment in the Debentures if we do not have enough cash to pay amounts due under the Debentures.

There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the Debentures.  The Debentures are not secured by any of our assets.  We will not contribute funds to a separate account, commonly known as a sinking fund, to make any interest or principal payments on the Debentures.  The Debentures are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other federal or state agency.  Therefore, if you invest in the Debentures, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the amounts due under the Debentures, then you may lose all or part of your investment.

Because the Debentures are general, unsecured obligations and are subordinate to substantially all of our debt, the holders of our other debt have priority over the Debenture holders to recover invested amounts in the event we are unable to meet all of our obligations.

The Debentures are general, unsecured obligations of 1st Franklin and are subordinated in right of payment to substantially all of our other existing and future debt, whether or not secured, except for our other Variable Rate Subordinated Debentures, which rank pari passu.  As of March 31, 2010, we had $179.7 million in senior debt outstanding, and we expect to issue more senior debt in the future.

Because the Debentures are subordinated obligations, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding, then the holders of senior debt, whether or not secured, and all other obligations senior to the Debentures will be entitled to receive payment in full of all principal and interest due to them before the holders of the Debentures are entitled to receive any payments.  We may not have sufficient assets after all such senior payments have been made to make any payments to you under the Debentures, including payments of interest when due or principal upon maturity.

If we incur substantially more indebtedness that is senior to the Debentures, our ability to repay the amounts due under the Debentures may be impaired.

As of March 31, 2010, we had $179.7 million in indebtedness outstanding that was senior in priority with respect to the right of repayment to the Debentures.  Subject to any limitations that may be contained in any credit agreements we may be party to now or in the future, we may also incur substantial additional indebtedness, some or all of which may be secured by our assets. This indebtedness may be senior in payment preference to the Debentures, and may be secured by some or all of our assets. If we incur additional indebtedness, it may become more difficult to meet our repayment obligations, and the risks to holders of Debentures could increase.

Our management has broad discretion over the use of proceeds from this offering.

We expect to use the proceeds from this offering for general corporate purposes, which may include the repayment of senior and other debt, with varying interest rates, incurred from time to time, as any of it becomes due.  Because no specific allocation of the proceeds can be or has been made, our management will have broad discretion in determining how the proceeds of this offering will be used.

Because there are only limited restrictions on our activities under the Indenture, you will have only limited protections under the Indenture.

In comparison to the restrictive covenants that are imposed on us by our existing credit agreement and that we expect would be imposed on us by any replacement credit facility we may enter into in the future, the Indenture that governs the Debentures contains only relatively minimal restrictions on our activities. In addition, the Indenture contains only limited events of default other than our failure to timely pay principal and interest on the Debentures. Because there are only very limited restrictions and limited events of default under the Indenture, we will not be restricted thereunder from, among other activities, issuing additional debt that is senior to the Debentures.  Further, if we default on any payment on the Debentures or otherwise under the Indenture, you will likely have to rely on the Trustee to exercise your remedies on your behalf under the terms of the Indenture. You may not be able to seek remedies against us directly.

Because we may redeem the Debentures at any time, you may be subject to reinvestment risk.

We have the right to redeem any Debenture at any time prior to its stated maturity upon at least 30 days' written notice to you.  The Debentures would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to the redemption date.  Any such redemption may have the effect of reducing the income or return on investment that you would otherwise expect to receive on an investment in the Debentures.  If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Debentures.

No public market exists in which to transfer Debentures.

An investor may redeem any or all of his or her Debentures as described in this prospectus.  However, no public trading or secondary market for the Debentures currently exists, or ever will exist, and, consequently, there is no public market to provide liquidity for any sale or transfer of, or to provide any valuation to help investors evaluate the appropriateness of interest rates offered in light of the risks to be assumed with an investment in the Debentures.

RATIOS OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratios of earnings to fixed charges below, we calculated earnings by adding fixed charges to income before income taxes.  Fixed charges consist of the interest on our indebtedness and the amount which we believe is representative of the interest factor component of our rent expense.

March 31	December 31
2010	2009	2008	2007	2006	2005
2.27	1.72	1.85	1.92	1.83	1.83

USE OF PROCEEDS

Net proceeds from sales of the Debentures, after payment of applicable expenses, will be placed in our general treasury.  No segregation of proceeds will be made, but we expect to use the net proceeds for general corporate purposes, which may include the repayment or redemption, from time to time, of outstanding senior or subordinated securities as those securities mature or as such debtholders otherwise request redemption.  Our subordinated securities include Debentures of the same series as the Debentures offered by this prospectus; the senior securities include our senior demand notes, which are offered and sold from time to time in varying principal amounts and with various interest rates.  We cannot presently estimate the amount of proceeds that will be used to make mandatory redemption payments, as this will vary depending upon, among other things, the amount of any securities outstanding, the maturity dates and applicable interest rates which vary from time to time, and related investor decisions.  Any proceeds not used for redemptions or repayments as described above may be used to make consumer finance loans in the ordinary course of our business, to repay interest or principal on bank borrowings outstanding at any time, to repay other debts outstanding as those amounts come due, and for other general operating purposes.

PLAN OF DISTRIBUTION

The Debentures will be offered directly to the public by us.  No selling commissions or other remuneration will be paid directly or indirectly to any of our officers, directors or employees in connection with the sale of the Debentures.  All proceeds from sales of the Debentures will be placed in our general treasury as sales are made, as described in the "Use of Proceeds" section of this prospectus.  All offering expenses, including registration fees, printing, advertising, postage and professional fees, will be paid by us.

There is no assurance that any or all of the Debentures offered by this prospectus will be sold. This offering, however, is not made contingent upon any minimum amount of Debentures being sold.

The Debentures will be sold and redeemed at our executive office located at 135 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577.  The telephone number is (706) 886-7571 or (800) 282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).

FORWARD-LOOKING INFORMATION

This prospectus, and the information incorporated by reference in it, contains "forward-looking statements" within the meaning of the Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Such factors include, but are not limited to, the known risks we face that are described in the “Risk Factors” section of this prospectus and in our annual report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this prospectus, and as otherwise may be described in our periodic reports that we file with the SEC from time to time. If any of the events described in the “Risk Factors” section or included elsewhere or incorporated by reference into this prospectus occur, they could impact our ability to pay the interest and principal on the Debentures, as well as have an adverse effect on our business, financial condition and results of operations.  We undertake no obligation to update any forward-looking statements.

DESCRIPTION OF THE DEBENTURES
General

The Variable Rate Subordinated Debentures we are offering will represent subordinated, unsecured debt obligations of 1st Franklin.  The Debentures will be issued under an Indenture, dated October 31, 1984, between us and The First National Bank of Gainesville, Trustee, as amended (the “Indenture”).  In January 1995, Synovus Trust Company, N.A. became the successor-in-interest Trustee under the Indenture.  Effective March 26, 2010, Synovus Trust Company, N.A. resigned as trustee and the Company appointed U.S. Bank National Association (“U.S. Bank”) as replacement Trustee.  The terms and conditions of the Debentures include those set out in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.  The following is a summary of the material provisions of the Indenture.  For a complete understanding of the Debentures, you should review the definitive terms and conditions contained in the Indenture, which include definitions of certain terms used below.  A copy of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

The Debentures are registered and issued without coupons in series form.  Any amount of any series may be issued.  There is no limit on the principal amount of Debentures of any series, or of all series issuable under the Indenture.  The dollar amount of Debentures outstanding under the Indenture as of March 31, 2010 was $71.3 million.  1st Franklin and the Trustee may amend the Indenture to limit the principal amount of a particular series or to allow additional series with no limitations as to the maximum amount of any increase or to the number of increases which may be made.  We may change the interest rates and the maturities of the Debentures offered by this prospectus and of any subsequent series which may be offered, provided that no such change will affect any Debenture of any series issued prior to the date of that change.

The Debentures are direct obligations of 1st Franklin, but are not secured by any collateral or lien.  In addition, the Debentures are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other federal or state agency or company. Investors must rely solely on 1st Franklin's ability to repay the obligations under the Debentures. Principal and interest are payable at our executive office in Toccoa, Georgia, which is sometimes referred to as the Investment Center.  The Debentures are executed by 1st Franklin and authenticated and delivered to the purchaser by the Trustee upon the written order of 1st Franklin.

Established Features of the Debentures

The Debentures offered by this prospectus are issued and dated as of the date when purchased.  The interest rate paid on a Debenture is compounded daily and is payable at any time at the holder's request.  An interest payment request may be made to 1st Franklin in person at the Investment Center or by telephone, fax, Internet or mail.  An interest payment request may be made by a holder one or more times from time to time, or a holder may request that such payments occur on a specified periodic basis until the redemption or maturity of the particular Debenture.

Each Debenture matures four years from the date of its issue, although the maturity thereof may be extended for one additional four-year term as described under "Extension After Maturity," in each case subject to earlier redemption as provided for herein and in the Debenture.

On a weekly basis, 1st Franklin will establish various minimum purchase amounts with corresponding interest rates and interest adjustment periods that will be available for Debentures that are sold beginning on the following Thursday and continuing through the Wednesday thereafter for each minimum purchase amount, all based upon management's evaluation of general market conditions for investments with similar characteristics such as investment amount, redemption rights, risk profile and term to maturity. The interest rate offered on the Debentures will depend on the interest adjustment period selected by the holder from those offered by 1st Franklin.  At the time of an initial investment, a holder will select an interest adjustment period from those then being offered by 1st Franklin.  The selected interest adjustment period will remain unchanged for the term of the Debenture, including any extension of the original maturity date. During this period, the interest rate on a Debenture will not change.  At the end of each interest adjustment period, unless the Debenture is redeemed, the interest rate will automatically adjust to the interest rate then currently offered for Debentures with the same interest adjustment period. 1st Franklin expects that it will offer the Debentures with interest rate adjustment periods ranging from one month to four years.

Not less than seven days prior to the end of each interest adjustment period, we will send written notice to the holder of a Debenture of the interest rate which will be applicable to the Debenture during the upcoming interest adjustment period, which will be the same interest rate that will be applicable to all new Debentures being offered during that period with the same interest adjustment period.  If the holder elects to retain the Debenture at the new rate, no action is required of the holder as the new rate will become effective as of the first day of the interest adjustment period.  If the holder elects not to accept the new rate, the holder can redeem the Debenture without penalty at the interest adjustment date or within the 14 day period after the interest adjustment date, referred to as the "grace period," either in person at, or by mail to, the Investment Center or, in certain limited circumstances, by fax.  See "Redemption at Request of Holder Prior to Maturity."

Debentures with the then-current established features will be available for purchase beginning on the Thursday after the date of the determination of such features through the following Wednesday.  The most recently determined established features will be applicable to all Debentures sold by us during that period.  We publish this information weekly in a newspaper of general circulation in Toccoa, Georgia and on our web site maintained at http://www.1ffc.com or it can be obtained directly from us by calling or visiting our executive offices in Toccoa, Georgia.  The most recently determined established features will also be set forth in supplements to this prospectus that will be filed with the SEC, as appropriate.

Payment of Interest on the Debentures

Interest on the Debentures is earned daily and is payable promptly on the request therefor by the holder, subject to any limitations described in "Subordination" below.  A request for the payment of interest may be made in person at, or by mail to, the Investment Center, by telephone at (706) 886-7571 or (800) 282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia), by fax at (706) 886-7369 or on the Internet by visiting our web site at http://www.1ffc.com and clicking on the "Contact Info" button and completing the form.  Any request for the payment of interest may be made by a holder one or more times from time to time, or may be set to occur at specified intervals, such as monthly, quarterly, semi-annually or annually for so long as the Debenture is outstanding.

Subordination

The payment of principal and interest on the Debentures is subordinate in right of payment to all of our senior debt.  The term "senior debt" means all of our indebtedness outstanding at any time except debt that by its terms is not senior in right of payment to the Debentures and indebtedness represented by our outstanding Debentures, each of which are pari passu.  No sinking fund is required to be established to provide for payments on the Debentures.

In the event that the Debentures are declared due and payable before their expressed maturity because of a default under the Indenture, a holder of a Debenture will be entitled to payment only after all principal and interest on all senior debt has been paid in full.  Likewise, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding relating to 1st Franklin or to its creditors, as such, or to our property, or in the event of any dissolution or other winding up, whether or not involving insolvency or bankruptcy, then the holders of any senior debt and all other obligations senior to the Debentures will be entitled to receive payment in full of all principal and interest due to them before the holders of the Debentures are entitled to receive any payments.

The amount of our senior debt outstanding as of March 31, 2010 was $179.7 million.
Redemption by 1st Franklin Prior to Maturity

We may redeem any Debenture at any time prior to maturity for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.  We will provide written notice to the holder of a Debenture whose Debenture is to be redeemed not less than 30 nor more than 60 days prior to the date fixed for redemption.  In the event the entire series of Debentures is not called for redemption, the redemption call will be made by the Trustee pro rata or by lot.

Redemption at Request of Holder Prior to Maturity

At the request of the holder, we will redeem any Debenture at the end of that Debenture's interest adjustment period, or within the 14 day period after the interest adjustment date, for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.

If a request for redemption is made for a time other than at the end of an interest adjustment period or within the applicable grace period, or at maturity, we may, at our option, redeem that Debenture for a price equal to the principal amount plus one-half of any accrued and unpaid interest since the most recent interest adjustment date, if applicable, or the purchase date on that Debenture up to the date of redemption.

If the holder of a Debenture dies before its maturity, we may, at our option, redeem any Debenture held by that holder for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.

All requests for redemption must be made either in person at, or by mail to, our executive offices in Toccoa, Georgia.  In the event a holder has lost, destroyed or had their Debenture stolen and such holder desires to redeem the same, redemption can be accomplished by completing the requisite form available from the Company and returning it to us in person or by mail, or by faxing it to us at the number provided in “Payment of Interest on the Debentures” section above.

Extension After Maturity

Subject to redemption at the request of a holder at and as of the maturity date as described above, and our right to redeem a Debenture, the maturity of a Debenture will be automatically extended beyond its initial four-year term for one additional four-year period.  In the event of such an extension, all provisions of the Debenture will remain unchanged with the exception of the interest rate, which will change in accordance with the interest adjustment provision of that particular Debenture.  Written notice and a then-current prospectus relating to the Debentures will be sent to a holder of a Debenture not less than 30 days prior to the maturity date of a particular Debenture, which notice will set forth, among other things, the upcoming maturity date and information regarding renewal (if applicable) and redemption procedures.  A subsequent written notice will be sent not less than seven days prior to the maturity date and will set forth, among other things, the upcoming maturity date, information regarding renewal (if applicable) and redemption procedures, the approximate maturity value of the Debenture (including all outstanding principal and any accrued but unpaid interest) and the interest rate which will be applicable on a renewal of that Debenture for the initial interest adjustment period following the upcoming maturity date (if applicable).

In no event may the maturity of a Debenture be extended for more than one additional term.

Restrictions on Additional Debt
There are no restrictions in the Indenture against our issuance of additional securities or our incurrence of additional debt, including senior debt and secured obligations.
Successors

The Indenture generally permits a consolidation or merger between us and another entity.  It also permits the transfer or lease by us of all or substantially all of our assets.  These transactions are permitted if:

•

the resulting or acquiring entity, if other than us, is a corporation and assumes all of our responsibilities and liabilities under the Debentures and the Indenture; and

•

immediately after the transaction, and giving effect to the transaction, no event of default under the Indenture exists.

Modification of the Indenture

The Indenture contains provisions permitting 1st Franklin and the Trustee, with the consent of the holders of not less than two-thirds of the outstanding principal amount of the Debentures, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of such Debentures; provided, however, that no such supplemental indenture can do any of the following:

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change the fixed maturity of any Debenture;

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reduce the principal amount of any Debenture;

•

reduce the rate, or change the time of payment of interest, on any Debenture;

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reduce the amount of Debentures whose holders must consent to an amendment; or

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make any changes regarding the Indenture that relate to a waiver of default, the rights of holders to receive payments, and the requirements of consent of the holders of Debentures, in each case without the consent of the holder of each Debenture so affected.

We, along with the Trustee, may amend the Indenture to allow for the issuance of additional amounts of a particular series or additional series of Debentures without the consent of the holders of Debentures. There are no limitations as to the maximum amount of any increase or to the number of increases which may be made.  We may change the interest rates and the maturities of the Debentures offered by this prospectus and of any subsequent series which may be offered without entering into a supplemental indenture, provided that no such change will affect any Debenture of any series issued prior to the date of that change.

Events of Default and Notice Thereof

An event of default is generally defined by the Indenture to mean any of the following:

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failure to pay principal on any Debenture when it becomes due;

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failure to pay interest on any Debenture when it becomes due, and such failure continues for 30 days;

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failure, after notice from the Trustee or from the holders of at least 25% in principal amount of the Debentures of the affected series, to observe or perform within 30 days any of the covenants contained in the Indenture or Debentures; or

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the occurrence of certain events of bankruptcy, insolvency or reorganization.

The Indenture provides that the Trustee will, within 90 days after the occurrence of an event of default, give the registered holders of Debentures notice of any existing default known to the Trustee, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interest of those holders.

Rights on Default

The Trustee by notice to 1st Franklin, or the holders of at least 25% in principal amount of Debentures of the affected series, may declare the principal of and accrued but unpaid interest on all Debentures due upon the happening of any of the events of default specified in the Indenture, but the holders of a majority of the outstanding principal amount of those Debentures may waive any default and rescind such declaration if the default is cured within the 30 day period thereafter, except a default in the payment of the principal of or interest on any Debenture or a default on any senior debt.  The holders of a majority of the outstanding principal amount of the Debentures of any affected series may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law or any provision of the Indenture, or is unduly prejudicial to the rights of the other holders of Debentures or would involve the Trustee in personal liability.  Holders may not institute any proceeding to enforce the Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Debentures of the affected series and during that 60 day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee of satisfactory indemnity.  Nevertheless, any holder may enforce the payment of the principal of and interest on the holder's Debenture when due.

Concerning the Trustee

In addition to its agreement to serve as Trustee under the indenture, U.S. Bank National Association serves as Trustee under the indenture relating to our senior demand notes, and issues to us, and services, certain credit cards, on customary commercial terms and for which it receives customary fees.  The Trustee maintains its principal corporate trust office at 1349 West Peachtree Street, N.W., Suite 1050, Atlanta, Georgia 30309.

Evidence to be Furnished to the Trustee

The Indenture provides that, upon any application or request by us to the Trustee to act, (i) we will provide the Trustee an officer's certificate and an opinion of counsel stating that any necessary conditions precedent have been met, and (ii) satisfactory indemnification as required has been provided.  Within 120 days after the end of each fiscal year, 1st Franklin is required to file with the Trustee an officers' certificate stating whether or not, to the best knowledge of the signers, 1st Franklin is in default in the performance of any covenant, agreement or condition in the Indenture and, if so, specifying each such default and, with respect to each, the action taken or proposed to be taken by 1st Franklin to remedy such default.

LEGAL MATTERS
The validity of the issuance of the Debentures being offered by this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.
EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference.  Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information, with the SEC.  You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference into this prospectus is an important part of this prospectus.  Specifically, we are incorporating by reference the following:

(a)

The Annual Report of the Company on Form 10-K for the year ended December 31, 2009, filed on March 30, 2010;

(b)

The Quarterly Report of the Company on Form 10-Q for the period ended March 31, 2010, filed on May 14, 2010, and

(c)

All other reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2009.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes such statement:

•

in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus; or

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a statement contained in any prospectus supplement relating to the offering of Debentures.

Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any prospectus supplement, except as modified or superseded.  Except as provided by the above-mentioned exceptions, all information appearing in this prospectus and each prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

Copies of documents incorporated by reference will be provided without charge upon request to our Corporate Secretary at 135 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706) 886-7571 or (800)-282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).  You can also access any or all of these filings free of charge at our website http://www.1ffc.com.  Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to invest in Debentures.

REPORTS TO SECURITY HOLDERS

A copy of the above-mentioned annual report and our most recent quarterly report on Form 10-Q containing certain unaudited financial information filed with the SEC are being delivered with this prospectus.  Additionally, we provide each security holder with our most recent annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent registered public accounting firm.  We also provide each security holder with a copy of our most recent subsequent quarterly report, once filed with the SEC, containing certain unaudited financial information of the Company.  Each of these reports for the current year are also available on our web site at http://www.1ffc.com.  Information contained on our website does not constitute part of and is not incorporated by reference into, this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to invest in Debentures.